EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

1.	Delcath Holdings Limited, organized under the laws of Ireland.
2.	Delcath Systems Limited, organized under the laws of Ireland.
3.	Delcath Systems UK Limited, organized under the laws of England.
4.	Delcath Systems GmbH, organized under the laws of Germany.
5.	Delcath Systems B.V., organized under the laws of the Netherlands.